Mail Stop 3720

September 26, 2006

Mr. Paolo Serra
Chief Financial Officer
Telecom Italia Media S.p.A.
Via Cristoforo Colombo 142
00147 Rome
Italy

   **RE: Telecom Italia Media S.p.A.**
     **Form 20-F for the Year ended December 31, 2005**
     **Filed June 30, 2006**
     **File No. 333-12334**

Dear Mr. Serra:

   We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Please address the following comments in future filings, as applicable.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F For the Year Ended December 31, 2005

Item 3. Key Information
Selected Consolidated Financial Information, page 2

1.      In future filings, please provide reconciliations of your IFRS financial data to that of US GAAP in this section pursuant to Instruction 2 to Item 3A of Form 20-F.

Item 5. Operating and Financial Review and Prospects
Results of Operations, page 21

2.      We note your presentation of the line item "Operating loss before deprecation and amortization" within consolidated statements of operation in this section. Please advise us your basis in presenting this subtotal.

3.      In future filings please expand your MD&A discussion to discuss your measure of segment income separately for each reportable segment.

Item 12. Control and Procedures, page 69

4.      We note your disclosure that "*[w]ithin the 90 days prior to the date of this report,* Telecom Italia Media S.p.A., under the supervision and with the participation of our management, including the Managing Director and the Chief Financial Officer, performed an evaluation of the effectiveness of our disclosures control and procedures …" Please note that filings after August 14, 2003 must comply with the disclosure requirements of revised Item 307.   That is, you must disclose the conclusion of your certifying officers regarding the effectiveness of your disclosure controls and procedures *as of the end of the period covered by the report*, based upon the evaluation of these controls and procedures.  Please revise in future filings.

5.      We note your statement that "[o]ur management necessarily applied its judgment in assessing the costs and benefits of such controls and procedure, which by their nature can provide only reasonable assurance regarding management's control objectives." Please revise, in future filings, to state clearly, if true, that your certifying officers concluded that your disclosure controls and procedures are effective in reaching that level of reasonable assurance.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures and simply state, if correct, that your certifying officers concluded that your disclosure controls and procedures are effective.  See Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.  In particular, see Section II.F.4.

6.      We note your disclosure that "[o]ur disclosure controls and procedures are effective for *gathering, analyzing and disclosing* the information we are required to disclosed in the reports that we file under the Securities Exchange Act of 1934, within the time periods

specified in the SEC's rules and forms."  Please clarify, in future filings, that your disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized, accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure.  See Rule 13a-15(e) of the Exchange Act.  Alternatively, you may simply state that your disclosure controls and procedures are effective.

7.      We note your disclosure that "[t]here have been no *significant* changes in our internal controls or other factors that could significantly negatively affect internal controls *subsequent to date of their evaluation*."  Item 308(c) of Regulation S-K requires the disclosure of *any* change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred *during your last fiscal quarter* (or your fourth fiscal quarter in the case of an annual report) that has *materially affected, or is reasonably likely to materially affect*, your *internal control over financial reporting*. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Item 17. Financial Statements and Notes

Consolidated Statements of Cash Flows, page F-7

8.      Tell us why you presented your statement of cash flows starting with "net loss from continuing operations" instead of "net income."

9.      We note in footnote (I) that you present the line item "Net change in current financial liabilities" net of the effects of the purchase/sale of equity investments in consolidated subsidiaries within financing activities section.  In this regard, explain to us why you did not separately present these effects under investing activities section as required under paragraph 39 of IAS 7.  Also, explain to us why you present this item on a net basis rather a gross basis. Refer to paragraph 22 of IAS 7.

Note 2. Accounting Policies
Cash and Cash Equivalents, page F-15

10.     We note your disclosures and in Note 11 (page F-27) that "[i]ncluded in cash and cash equivalents is the Group's claim to Euro 450 million in cash held as of December 31, 2005 in Telecom Italia's Treasury Center".  Tell us your IFRS basis in classifying this claim as cash equivalent or revise.

Note 3. Goodwill and Other Intangible Assets, page F-21

11.     We note that you utilized independent valuation experts in your annual impairment review.  While you are not required to make reference to this independent valuation, when you do you should also disclose the name(s) of the expert(s) and include the consents of the expert(s).  If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation.  Revise to comply with this comment in future filings.

Note 13. Shareholders' Equity, page F-30

12.     Tell us and disclose the nature of the exchange reserve and the tax-deferred reserve recorded within shareholders' equity. Explain to us your IFRS basis in recording these reserves within equity rather than within liabilities.

Note 20. Litigation, page F-35

13.     Tell us and disclose your accounting policy for contingent liabilities as required under IAS 37.  Also, with respect to each claim disclosed, advise us and disclose the amount of contingent liability recorded, and where you have recorded them in the financial statements. If not, please explain why not.

Note 31. Financial Expenses, page F-43

14.     We note your disclosures of the Euro 282,400,000 writedown of the Finanziaria Web investment during 2004. Tell us and disclose the facts and circumstances behind the impairment recorded, and what tangible or intangible assets have been written down. Also, explain to us why you did not separately present the impairment before line item "total operating expenses" on the face of the income statements.

15.     In addition, we note from Note 12 (page F-28) that you reported the 2005 operating results of Finanziaria Web as discontinued operations. We are unclear why you did not report the above impairment as part of your discontinued operations in 2004. Please explain. Refer to paragraph 34 of IFRS 5.

Note 36. Reconciliation to accounting principles generally accepted in the United States, page F-70

16.     Refer to footnote (3).  Tell us why you believe that it is appropriate under IFRS to account for the reorganization of the Group's internet operations as a sale.

17.     In addition, tell us why you believe it is appropriate to classify the payment of Euro 950 million cash received from Telecom Italia as an investing activity rather than as a

financing activity in your Statements of Cash Flows.  Refer to Item 5 on page 25 in this regard.

\*   \*   \*   \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please submit your letter over EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director